Exhibit 99.1

Sprott Launches Active Gold & Silver Miners ETF

The Only* Active ETF Focused on Gold and Silver Miners, the ETF Leverages Sprott‘s Specialized Leadership in Precious Metals and Mining Investments

TORONTO, February 20, 2025 – Sprott Inc. (“Sprott”) (NYSE/TSX: SII) today announced the launch of the Sprott Active Gold & Silver Miners ETF (Nasdaq: GBUG) (the “Fund” or “GBUG”), an actively managed ETF that aims to provide long-term capital appreciation by investing in shares of gold- and silver-focused companies that are engaged in exploring, developing and mining; or royalty and streaming companies engaged in the financing of gold and silver assets. GBUG’s investment strategy is value-oriented and contrarian.

“Gold and silver mining stocks have historically been correlated to bullion, but in recent years, they’ve lagged the price of the physical metals,” said John Hathaway, CFA, Managing Partner, Sprott and Senior Portfolio Manager, Sprott Asset Management USA, Inc. “Gold and silver mining stocks could offer significant catch-up potential.”

GBUG is Sprott’s first active ETF, which offers the opportunity to invest in miners with the potential advantage of active stock picking from a global leader with over four decades of specialized expertise in precious metals and mining investments. “Given the operational complexities of mining, investors may benefit from an active ETF strategy focused on long-term business fundamentals and growth potential,” said Whitney George, Chief Executive Officer of Sprott. “The Fund’s investment team is experienced. The team has more than 100 years of collective experience in metals and mining, and it conducts more than 200 management meetings annually, along with periodic site visits to mining operations around the globe.”

GBUG combines the expertise of active management with the flexibility of an ETF, which includes daily transparency, liquidity and potential tax efficiency. GBUG is one of four Sprott Precious Metals ETFs:

Sprott Active Gold & Silver Miners ETF	Nasdaq: GBUG	An actively managed ETF that aims to provide long-term capital appreciation by investing in shares of gold- and silver-focused companies that are engaged in exploring, developing and mining; or royalty and streaming companies engaged in the financing of gold and silver assets. The investment strategy of the Fund is value-oriented and contrarian.
Sprott Gold Miners ETF	NYSE Arca: SGDM	Seeks investment results that correspond (before fees and expenses) generally to the performance of its underlying index, the Solactive Gold Miners Custom Factors Index (Index Ticker: SOLGMCFT). The Index aims to track the performance of larger-sized gold companies whose stocks are listed on Canadian and major U.S. exchanges.
Sprott Junior Gold Miners ETF	NYSE Arca: SGDJ	Seeks investment results that correspond (before fees and expenses) generally to the performance of its underlying index, the Solactive Junior Gold Miners Custom Factors Index (Ticker: SOLJGMFT). The Index aims to track the performance of small-capitalization gold companies whose stocks are listed on regulated exchanges.
Sprott Silver Miners & Physical Silver ETF	Nasdaq: SLVR	Seeks investment results that correspond (before fees and expenses) generally to the performance of its underlying index, Nasdaq Sprott Silver Miners™ Index (NSLVR™), by investing at least 80% of its total assets in securities of NSLVR. The Nasdaq Sprott Silver Miners Index is designed to track the performance of a selection of securities in the silver industry, including silver producers, developers and explorers, and physical silver.

* Based on Morningstar’s universe of Precious Metals Sector Equity ETFs as of 2/19/2025.

About Sprott Inc.

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California, and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Contact:

Glen Williams

Managing Partner

Investor and Institutional Client Relations

Direct: (416) 943-43945

gwilliams@sprott.com

Dan Gagnier

Gagnier Communications

Direct: (646) 569-5897

sprott@gagnierfc.com

Important Disclosures

An investor should consider the investment objectives, risks, charges, and expenses of each fund carefully before investing. To obtain a fund’s Prospectus, which contains this and other information, contact your financial professional, call 1.888.622.1813 or visit SprottETFs.com. Read the Prospectus carefully before investing.

Exchange Traded Funds (ETFs) are considered to have continuous liquidity because they allow for an individual to trade throughout the day, which may indicate higher transaction costs and result in higher taxes when fund shares are held in a taxable account.

The funds are non-diversified and can invest a greater portion of assets in securities of individual issuers, particularly those in the natural resources and/or precious metals industry, which may experience greater price volatility. Relative to other sectors, natural resources and precious metals investments have higher headline risk and are more sensitive to changes in economic data, political or regulatory events, and underlying commodity price fluctuations. Risks related to extraction, storage and liquidity should also be considered.

Shares are not individually redeemable. Investors buy and sell shares of the funds on a secondary market. Only market makers or “authorized participants” may trade directly with the fund, typically in blocks of 10,000 shares.

The Sprott Active Gold & Silver Miners and Sprott Silver Miners & Physical Silver ETFs are new and have limited operating history.

Sprott Asset Management USA, Inc. is the Investment Adviser to the Sprott Active Gold & Silver Miners ETF. ALPS Distributors, Inc. is the Distributor for the Sprott ETFs and is a registered broker-dealer and FINRA Member.

ALPS Distributors, Inc. is not affiliated with Sprott Asset Management USA, Inc.

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